ROPES & GRAY LLP
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January 20, 2010

Alyssa Albertelli (202) 508-4667 alyssa.albertelli@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith O’Connell

Re:	Artisan Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Post-Effective Amendment No. 43

Dear Mr. O’Connell,

I am writing on behalf of Artisan Funds, Inc. (“Artisan Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 43 to Artisan Funds’ Registration Statement on Form N-1A. Artisan Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933 on November 25, 2009 in connection with Artisan Funds’ annual update of its Registration Statement for all existing series of Artisan Funds (each, a “Fund” and, together, the “Funds”). You communicated these comments to me and Melissa S. Gainor via telephone on December 29, 2009. The Staff’s comments and Artisan Funds’ responses are set forth below. These responses will be reflected in Post-Effective Amendment No. 45 to Artisan Funds’ Registration Statement, which will be filed on or before January 28, 2010.

1.	Comment: On the cover page of each prospectus, please delete the three paragraphs immediately preceding the statement required by Rule 481(b)(1) under the Securities Act of 1933, as this information is not required by Form N-1A. Alternatively, such disclosure may be shortened to a one sentence description of Artisan Funds’ operations or any additional information.

Response: The disclosure has been revised to read as follows: “If you have any questions about any part of the prospectus or wish to obtain additional information about Artisan Funds, please call 800.344.1770 or visit www.artisanfunds.com.”

2.	Comment: Please remove the exchange ticker symbols listed atop each Fund’s Fund Summary, as such symbols already appear on the front cover pursuant to Form N-1A and are not required to be repeated here.

Response: We respectfully disagree with the proposed comment. We believe that providing the exchange ticker symbol, in addition to the Fund’s name and class of shares, at the beginning of each Fund’s summary is useful to investors because two of Artisan Funds’ statutory prospectuses cover multiple series of Artisan Funds. In addition, the exchange ticker symbol must be provided in the summary prospectus for each Artisan Fund pursuant to the requirements of Rule 498(b)(1)(ii) of the Securities Act of 1933, as amended.

3.	Comment: In the Shareholder Fees table for each of Artisan Emerging Markets Fund, Artisan Global Value Fund, Artisan International Fund, Artisan International Small Cap Fund and Artisan International Value Fund, please delete the footnote regarding redemption fees and include the relevant disclosure as a parenthetical to the “Redemption Fee” line item on the table.

Response: The requested change has been made.

4.	Comment: In the Annual Fund Operating Expenses table for each of Artisan Emerging Markets Fund, Artisan Global Value Fund and Artisan Opportunistic Growth Fund, please revise the footnote regarding the expense limitation agreement applicable to each Fund to indicate who can terminate the expense limitation agreement and under what circumstances.

Response: We have not revised the disclosure regarding the expense limitation agreement, as the agreement does not provide a means for its termination before its expiration date. As disclosed, Artisan Partners Limited Partnership will determine whether to renew, revise or discontinue the arrangement upon expiration.

5.	Comment: With respect to Artisan Global Value Fund, which includes the word “global” in its name, please add disclosure to the Fund’s Principal Investment Strategies requiring the Fund, under normal circumstances, to invest at least 40% of its portfolio in securities of non-U.S. companies.

Response:

We have considered the Staff’s comment carefully. Based on our legal analysis, as more fully discussed below, we respectfully disagree that the use of the term “global” in Artisan Global Value Fund’s name requires that the Fund must, under normal circumstances, invest at least 40% of its portfolio in securities of non-U.S. companies (hereinafter, the “Global Test”). We base this conclusion on (1) the fact that the Commission has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-l, and expressly made a statement to that effect in the Rule’s adopting release, and (2)

our belief that the use of the term “global” in the Fund’s name is not misleading in view of the manner in which the Fund is managed, as detailed in the Fund’s prospectus.

Moreover, we are concerned that adoption of and compliance with the Global Test will not be in the best interests of the Fund’s shareholders. Those shareholders chose a fund unconstrained by such a rigid minimum and should not be exposed to the disadvantages (and potential risks) of investments based on compliance with an arbitrary minimum holding requirement, instead of investments based purely on an assessment of investment merits. The undesirability of adoption of a rigid investment floor represented by the Global Test is compounded by the fact that many funds that use “global” in their names are not subject to such a floor. This means that adoption of the Global Test would place the Fund and its shareholders at an unfair disadvantage to many other global funds and their shareholders.

Finally, it is noted that the Fund has, in fact, been operating in a manner that provides diversification by investing in a manner consistent with the only authoritative guidance from the Commission on Global Funds, i.e., that those funds invest in assets “that are tied economically to a number of countries throughout the world.”1 It is this, and not the adoption of a rigid Global Test, that meaningfully protects shareholders from being misled by the use of “global” in the Fund’s name.

A. Legal Analysis

Section 35(d) of the 1940 Act does not, on its face, require a registered investment company to maintain a minimum amount, or type, of investment in order to call itself a “global” fund. Rather, this section makes it unlawful for any registered investment company to adopt as part of its name or title any word or words that the Commission defines as materially deceptive or misleading. The section is not self-effectuating; in other words, it does not impose any limitations on the use of any name on its own, it merely provides the Commission with the authority to define a name as being materially deceptive or misleading. Under the plain wording of Section 35(d), a name is not unlawful pursuant to the section unless and until the Commission has made an affirmative determination that the name is materially deceptive or misleading.2

Our research has revealed no instances in which the Commission has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a

[1]	Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) at n.42 (the “Adopting Release”).
[2]

See Taussig v. Wellington, 313 F.2d 472, 482 (3rd Cir., 1963) (Smith, J. dissenting) (illegality under Section 35(d) will attach “only after such a finding and declaration by the Commission.”); Young v. Nationwide Life Insurance Company, 2 F.Supp. 2d 914, 928 (S.D.Tex. 1998)(“The words of the statute are subject to no other interpretation than that which requires an SEC finding before a party can be found liable.”); Side Fund Inc. v. New England Life Side Fund, Inc., 1970 U.S. Dist. LEXIS 9659 (S.D.N.Y., 1970)(denying claim under Section 35(d), noting “[it]is nowhere averred, much less established, that the Commission has declared the words ‘side fund’ to be ‘deceptive or misleading’.”); Larry D. Barnett, The Regulation of Mutual Fund Names and the Societal Role of Trust: An Exploration of Section 35(d) of the Investment Company Act, 3 DePaul Bus. & Comm. L.J. 345, 370 (2005)(“Congress required action by the Commission before a name can be deemed to violate the section.”)

failure to meet a percentage-based test. To the contrary, the Commission had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-l under the 1940 Act (the “Names Rule”), but it specifically declined to do so. In the release adopting the Names Rule, the Commission stated that “Rule 35d-l, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms… ‘international,’ [or] ‘global,”’ and that “‘international’ and ‘global’ funds will not be subject to the rule.”3 As a result, a “global” fund’s failure to meet a percentage-based test does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).4

B. Facts and Circumstances Analysis

We believe the Commission’s explicit decision that use of “global” in a fund’s name does not implicate the Names Rule is dispositive. However, in the interests of fully and fairly considering the Staff’s comment, we have also considered the issue more broadly. The general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”5 The name of an investment company is not the sole source of information regarding a company’s investments and risks,6 but must be considered in light of the facts and circumstances surrounding the use of the name.7

We submit that the Staff’s Global Test has a limited applicability in an analysis of the facts and circumstances surrounding a fund’s use of “global” in its name because the test only describes a subset of “global” funds. The Commission has stated that (1) “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus” 8; and (2) “while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios.”9 The Global Test, in contrast, describes a single investment focus (i.e., a long strategy that limits exposure to U.S. markets). The test fails to describe other global funds that may have a different investment focus from the funds that meet the Global Test. As a result, if a fund does not meet the Global Test, the Commission would have to examine the

[3]	Adopting Release at n.42 and accompanying text.
[4]

The Commission has not delegated its authority under Section 35(d) to the Staff. See 17 C.F.R. § 200.30-5 (listing Commission’s grant of delegated authority to the staff of the Division of Investment Management). See also Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (April 18, 1979)(“In cases where the Division believes a violation may have occurred, the Commission has instructed it…to recommend to the Commission that appropriate action be taken as authorized by Section 35(d) of the Act.”)(emphasis added).

[5]	Adopting Release at text accompanying n.44.
[6]	Id. at text accompanying n.4.
[7]	See Id. at n.47 (noting that whether names related to maturity are misleading “depends on all of the facts and circumstances, including other disclosure to investors.”)
[8]	Investment Company Names, SEC Rel. No. IC-22530 (Feb. 27, 1997).
[9]	Id. (emphasis added).

remaining facts and circumstances to determine whether the fund has an investment focus that is accurately reflected in the term “global.”10

The facts and circumstances surrounding the use of the term “global” in Artisan Global Value Fund’s name establish that the Fund’s name is not deceptive or misleading. The Fund’s investment goal is to seek maximum long-term capital growth through an investment in a diversified portfolio of securities of undervalued U.S. and non-U.S. companies. Under normal market conditions, the Fund primarily invests in common stocks and other equity securities, both within and outside the U.S. The Fund focuses on investing in the securities of individual value companies throughout the world, rather than focusing on the selection of countries or regions. In other words, the Fund seeks value on a global basis, and will generally not allow geography to limit its ability to make the best value investments. At any given point, the Fund could be invested primarily in the U.S., primarily outside the U.S.,11 or in an equal balance of U.S. and non-U.S. companies. At all times, however, the Fund’s adviser searches for and considers new value investments on a wide-ranging global basis. Because the most attractive investments will rarely be confined to the U.S., under normal circumstances the Fund will have a significant number of investments outside the U.S.12 The name “Artisan Global Value Fund” and the Fund’s prospectus accurately describe the Fund’s investment strategy of seeking out value investments throughout the world.

We submit that there is nothing in the Fund’s name that would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with its intended investments or risks.

C. Best Interests of Shareholders

We also respectfully submit that requiring the Fund to adhere to the Global Test may place the Fund and consequently its shareholders at a competitive disadvantage vis-a-vis other funds pursing global strategies. In the months prior to the Fund’s December 2007 inception, Fund counsel surveyed a number of mutual funds (excluding “funds of funds”) that pursued a global strategy, used “global” in their name and were either in registration or then selling shares publicly. Of the 227 funds surveyed, only 27 funds, or less than 12%, were identified that included disclosure that complies with the Global Test. This demonstrated that the overwhelming majority of “global funds” have not been

[10]

The Staff appears to have become comfortable using this analysis to examine the names of other global funds. There are a number of registered open-end funds that have the word “global” in their names, but whose stated investment policies do not appear to meet the Global Test. We are unaware of any Section 35(d) actions having been brought against those funds.

[11]

The Fund intends to limit its exposure to any single non-U.S. market by investing no more than 35% of its net assets at market value at the time of purchase in companies from any single country other than the U.S.

[12]

In fact, in the roughly two years since its inception, the Fund has never had less than 46% of its net assets as of any quarter end in non-U.S. companies, as defined for purposes of the Fund’s benchmark, the MSCI All Country World Index (which generally classifies a company as U.S. or non-U.S. depending on the company’s place of organization, headquarters, trading and business operations), nor less than 50% of its net assets as of any quarter end in companies organized outside the U.S. See, e.g., the Fund’s portfolio holdings included in its reports filed with the Commission on Form N-CSR and Form N-Q since the Fund’s inception in 2007.

required to meet the Global Test, enjoy greater investment freedom, and may be able to achieve greater performance success than the Fund if the Fund were subjected to the Global Test. While we have not repeated such a costly and extensive survey in response to the comments to which this letter responds, we are not aware of any significant change in this area. This being the case, the Global Test would handicap the Fund and could well disadvantage its shareholders when its performance is compared to that of other global funds not as constrained. This competitive disadvantage also would be highlighted when third parties, such as Lipper Inc. and Morningstar, Inc., provide comparative peer performance data for the Fund in their public rankings and rating data. Indeed, in somewhat analogous circumstances, when Lipper constructed a peer group to provide comparative expense data to the Fund’s independent directors as part of the Fund’s 2009 “15c” contract review process, only two of the funds using “global” in their names included in that Lipper peer group appeared to comply with the Global Test.13 We further note that both Lipper and Morningstar, two of the largest third party providers of fund comparative information, use definitions in categorizing funds that are inconsistent with the Global Test. They both, however, have always categorized the Fund as global. As is evidenced by the peer data on global funds and the definitions used in the market, “global” can include a variety of different strategies. Requiring the Fund to adopt the Global Test would hinder its investment flexibility, which would place the Fund at a competitive disadvantage, and would not serve the long-term best interests of the Fund or its shareholders.

D. Conclusion

We respectfully disagree that the use of the term “global” in the Fund’s name (i) requires that the Fund, under normal circumstances, invest at least 40% of its portfolio in securities of non-U.S. companies, or (ii) is materially deceptive or misleading unless the Fund meets the Staff’s Global Test. Should the Commission by rule, regulation or order find that the use of the term “global” in mutual funds’ names requires such funds to adhere to the Global Test, the Fund will revise its investment policies accordingly or cease using the term “global” in its name.

[13]

Of the eight funds included in the Lipper peer group, six have “global” in their names, and only two of those funds have prospectus disclosure that indicates that the funds comply with the Global Test, although it appears that the two funds use an inconsistent definition of a “non-U.S. company.” Due to contractual obligations owed to Lipper, the Fund is prohibited from publicly disclosing the names of the funds included in the peer group. Accordingly, because this letter will be made publicly available, we are unable to name those funds here. Should the Staff require further details concerning the funds included in the Lipper peer group, we will attempt to obtain Lipper's consent to the disclosure of this information to the Staff on a confidential basis.

6.	Comment: As part of its Principal Investment Strategies, Artisan Global Value Fund may invest to a limited extent in debt securities (including lower-rated securities) and convertible debt securities of U.S. or non-U.S. issuers that meet the Fund’s investment criteria. Please briefly discuss the maturity of the permissible debt securities.

Response: The disclosure has been revised to include the following sentence: “The Fund may invest in debt securities of any maturity.”

7.	Comment: Please confirm that the bracketed disclosure in each Fund’s Performance section reading “The ‘Return after taxes on distributions and sale of Fund shares’ is greater than the ‘Return before taxes’ because you are assumed to be able to use any capital loss realized on the sale of Fund shares to offset other taxable capital gains” will only be included where the “Return after taxes on distributions and sale of Fund shares” is actually greater than the “Return before taxes.”

Response: The identified disclosure will only be included for those Funds where the “Return after taxes on distributions and sale of Fund shares” is actually greater than the “Return before taxes.”

8.	Comment: In the Average Annual Total Returns table for each Fund, please delete the footnote regarding the since inception date and include the date as a parenthetical to the applicable heading.

Response: The requested change has been made.

9.	Comment: In the Purchase and Sale of Fund Shares section, please replace the footnote relating to minimum investment amounts with narrative disclosure. Also, please delete the second sentence of the disclosure.

Response: The requested change has been made and the paragraph has been revised as follows: “The Fund will waive the initial minimum of $1,000 if you invest through the Automatic Investment Plan and may do so under certain other circumstances. See “Investing with Artisan Funds – Minimum Investments” in the Fund’s statutory prospectus for additional information.”

10.	Comment: As part of its Principal Investment Strategies, Artisan International Fund, under normal circumstances, invests at least 65% of its net assets at market value at the time of purchase in securities of non-U.S. companies. Please discuss how the Fund determines what qualifies as a non-U.S. company in either the Principal Investment Strategies section or in response to Item 9 of Form N-1A (i.e., Additional Information about the Funds’ Investment Strategies).

Response: The following disclosure has been added to the Additional Information about the Funds’ Investment Strategies section relating to all Artisan Funds: “For purposes of determining whether an issuer’s securities are appropriate for holding by a Fund, Artisan considers an issuer to be from a particular country as designated by its securities information vendors.”

11.	Comment: On the first page of the Fund Summary for each of Artisan International Small Cap Fund, Artisan Mid Cap Fund, Artisan Mid Cap Value Fund and Artisan Small Cap Value Fund, please delete the footnote regarding the Fund being closed to most new investors, as such disclosure already appears in the section regarding the Purchase and Sale of Fund Shares and is not otherwise permitted by Form N-1A.

Response: The requested change has been made.

12:	Comment: As part of its Principal Investment Strategies, it is disclosed that Artisan Mid Cap Value Fund will generally not initiate a position in a company unless it has a market capitalization between $2 billion and $15 billion. Please confirm that companies with a market capitalization of $15 billion are appropriately considered mid-cap companies.

Response: We respectfully submit that companies with market capitalizations of $15 billion are appropriately considered mid-cap companies. This is consistent with the capitalization range of the Russell Midcap® Index, the Fund’s benchmark, which is an unmanaged, market-weighted index of about 800 medium-sized U.S. companies. As of December 31, 2009, the largest company by market capitalization in the Russell Midcap® Index had a capitalization of $15.456 billion.

13:	Comment: In the Annual Fund Operating Expenses table for Artisan Opportunistic Growth Fund, please delete the last sentence of the footnote regarding fee waivers.

Response: The requested change has been made.

14.	Comment: With respect to Artisan Opportunistic Value Fund, please disclose the percentage of the Fund’s assets that may be invested in non-U.S. companies in the Principal Investment Strategies section.

Response: The requested change has been made.

15.	Comment: With respect to Artisan Opportunistic Value Fund, please indicate whether “Small Company Risks” should be added to the Principal Risks applicable to the Fund.

Response: Artisan Opportunistic Value Fund’s principal investment strategies do not include substantial investments in small-cap companies and, as such, the risks associated with those securities are not principal risks of investing in the Fund. Accordingly, we have concluded that such disclosure should not be added to the Principal Risks applicable to the Fund.

16.	Comment: Please confirm that the brackets in the Annual Fund Operating Expenses table for Artisan Small Cap Fund will be deleted.

Response: The brackets in the Annual Fund Operating Expenses table for Artisan Small Cap Fund will be deleted.

17.	Comment: In the first paragraph under “Redeeming Shares” in the prospectus, please replace the phrase “received and accepted by the Fund or its authorized agent” with the phrase “received in good order by the Fund or its authorized agent.”

Response: The requested change has been made.

As requested, on behalf of Artisan Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve Artisan Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) Artisan Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving Artisan Funds.

Please do not hesitate to call me at 202-508-4667 or Alan G. Priest at 202-508-4625 if you have any questions or require additional information.

Regards,

/s/ Alyssa Albertelli
Alyssa Albertelli